February 10, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome

                 Anne McConnell

Re:	SeaChange International, Inc.

Form 10-K for the fiscal year ended January 31, 2020 Filed April 20, 2020

File No. 001-38828

Dear Mr. Welcome and Ms. McConnell,

SeaChange International, Inc. (the “Company”, “we”, “our” or “us”) submits this letter in response to the Staff’s comment letter, dated January 28, 2021, regarding the Company’s Form 10-K for the Fiscal Year Ended January 31, 2020 filed April 20, 2020. For your convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the fiscal year ended January 31, 2020

Financial Statements

2. Summary of Significant Accounting

Policies Revenue Recognition, page 59

1.

We note your disclosures related to your revenue recognition policies and we also note the material changes in the balances of unbilled receivables during the periods presented and during the subsequent interim period. Please address the following:

•

More fully explain the differences between the Framework system and the legacy system. Specifically address differences in the products and services you deliver and perform and differences in the functionality from a customer’s prospective. Also, fully explain any differences in the related revenue recognition policies and the billing terms and conditions.

Response: We respectfully acknowledge the Staff’s comment. Prior to January 2019, SeaChange did business under a go-to-market strategy where individualized software products and related hardware and support was offered to customers, referred to as the Legacy system. Beginning in fiscal 2020 (February 2019), our primary go-to-market strategy changed to a solution based selling approach utilizing the Framework as the centerpiece. The Framework offering includes pre-integrated software modules that provide our customers with a variety of functionality for managing, delivering, monetizing and interfacing video across TV, SmartTV, tablets and mobile devices. Under our Legacy system, many of our customers were incrementally investing in individual modules, which are now included in the Framework, as their operations evolved. This resulted in SeaChange having to manage professional services for installation and configuration as well as the multiple streams of support being purchased at varying times. To be the singular resource our customers need, the Framework also includes support, potential upgrades and based on the customer’s need, it may include third party software and hardware.

Under the Legacy system, revenue was generated from sales of hardware, software, professional services, and support and maintenance. These offerings could be sold on a standalone basis or as a component of a contract with multiple performance obligations:

1.

Provision of a right to use SeaChange software product- The products in the software will be made available at the onset of the contract term, and revenue is recognized at a point in time upon delivery to a customer.

2.

Stand-ready maintenance obligation- Customer support includes software upgrades on a when-and-if available basis, telephone support, bug fixes or patches and general hardware maintenance support. Revenue is recognized ratably over the customer’s contractual term, which is typically three to five years.

3.

Professional services- This includes software license implementation services, engineering services, training and reimbursable expenses. Revenue is recognized over the contractual term as the services are provided based on an input measure of hours incurred to total estimated hours over the life of the contract.

4.	Hardware- Customers can benefit from hardware on its own, and as such is recognized at a point in time upon delivery to the customer.

Management has determined that Framework Agreements create a minimum of two performance obligations and may include framework hardware as a third performance obligation as follows:

1.

Provision of a right to use SeaChange software product- The products in the software bundle will be made available at the onset of the contract term, and revenue is recognized at a point in time upon delivery to a customer.

2.

Stand-ready support obligation- This includes all support services: including installation of the initial software and when-and-if available upgrades and updates managed by the customer engineering organization. Revenue is recognized ratably over the customer’s contractual term, which is typically three to five years.

3.

Framework hardware- Revenue is typically recognized when control is transferred to the customer, which is defined as the point in time when the customer can use and benefit from the hardware. In situations where the hardware is distinct and it is delivered before services are provided and is functional without services, control is transferred upon delivery or acceptance by the customer.

Additional performance obligations will be identified to the offering to the extent that third party software is added, and is typically recognized at a point in time upon delivery to the customer. The Framework license comes with no upgrades or any future promises, unless specified in the contract. In these cases, any additional promises will be identified as separate performance obligations.

The total license fee for the Framework system is priced and billed as a bundled offering with payments over the contract term. This approach differs from the Legacy System where each performance obligation was priced and billed separately, in line with when services would be provided.

•

More fully explain the material changes in unbilled receivables during the periods presented and during the subsequent interim period. Specifically address what the unbilled receivables relate to in terms of products and/or services, explain why the amounts have not been billed, and explain when and under what circumstances the amounts will be billed, including the specific contractual terms.

Response: We respectfully acknowledge the Staff’s comment. Changes in unbilled receivables are driven by the change in billing practices between the Legacy System and the new Framework Agreements. In line with our Legacy System, the Framework Agreements, provide our customers with a right-to-use perpetual licenses, and therefore, the control of this functional intellectual property passes at a single point in time and revenue is recognized upon delivery. However, while the perpetual license is delivered at the start of the contract at a point in time, the billing terms of the Framework agreements do not mirror the transfer of control, as the Framework Agreement is billed as a bundled offering over the contract term. For example, some contracts may have terms such that the customer is billed annually over the contract term of five years. The timing difference between the point of revenue recognition for the license and the timing of the billing creates an unbilled receivable upon recognition of the license revenue, which is depleted over the life of the contract as future billings take place. This billing practice differs from the Legacy System as historically the perpetual license was billed upfront, upon delivery, resulting in no timing difference between revenue recognition and invoicing. The growth in unbilled receivables is due to the change in billing terms combined with strong sales of Framework in fiscal year 2020.

•

Help us better understand how and why unbilled receivables have substantially increased such that the balance sheet amounts represented 9% of revenue as of January 31, 2019, 35% of revenue as of January 31, 2020 and 113% of revenue as of October 31, 2020.

Response: We respectfully acknowledge the Staff’s comment. As discussed above, the difference between the Company’s ability to recognize revenue associated with the Framework software and the timing of the contractual billing terms has resulted in a large increase in the unbilled receivable balance, . However, the main driver of the increase in the balance sheet amounts as a percentage of revenue is due to the significant decrease in revenue in fiscal year 2021 due to the COVID-19 pandemic. Lower sales in fiscal year 2021 compared to 2020, as discussed in further detail below, have resulted in the unbilled receivable balance increasing significantly as a percentage of revenue. Framework revenue in the fiscal year 2021 was $36.8 million, or 55% of total revenue compared to Framework revenue for the nine months ended October 31, 2020 of $5.5 million, or 33% of total revenue.

•

More fully explain your disclosures that “the selling price of Framework is highly variable”, customer pricing is based on “operating expense savings”, and “revenue recognition and consideration related to the Framework software license is allocated under the residual method”. Specifically address how you determine the purchase price for the Framework and how you determine the amount you allocate to the related software license.

Response: We respectfully acknowledge the Staff’s comment. The Framework does not have a set list price, but rather, individual customer needs drive the value pricing for the Framework. When constructing the customer specific pricing the Company performs an analysis that reflects the cost savings a customer will achieve upon replacement of its infrastructure with the Framework. The amount charged to the customer is based on total expected cost savings, and as such, the pricing model is flexible. This value-based methodology requires the Company to utilize a residual approach to value the Framework software license.

The Framework bundle is a new go-to-market approach with significant variability. Therefore, historical standalone selling price of SeaChange software that was customizable, with significant professional services, and with long implementation cycles is not appropriate as compared to the pre-packaged software delivered with the Framework. As a result, the Company has determined that the residual method is the best approach when determining the selling price of the pre-integrated software bundle included with the Framework. The Company utilizes an expected cost plus margin approach to determining the standalone selling price of the Framework support services and any associated third-party hardware or software and specified upgrades, and the Framework software license standalone selling price will be calculated as the total transaction price less the sum of the observable standalone selling prices of the other goods or services promised in the contract.

•

Based on the nature of your business, help us better understand how and why you believe the decreases in product revenues during the three and nine months ended October 31, 2020 of 92% and 81% were primarily due to the pandemic.

Response: We respectfully acknowledge the Staff’s comment. Fiscal year 2021 coincided with the onset of the COVID-19 pandemic, and as a result, this year our customers and prospective customers have held off on making new technology investments and deployment decisions in favor of supporting their existing operations and infrastructure through the ongoing uncertainty. Furthermore, our customer base is global, and due to the pandemic, we could not travel for much of fiscal year 2021. The Framework was sold starting in fiscal year 2020, and we averaged eight to ten new contracts per quarter through the end of fiscal year 2020. However, over the course of fiscal year 2021, the number of new Framework agreements executed has decreased to one to two per quarter, with the average deal size in fiscal year 2021 being smaller than fiscal year 2020.